UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    3)*

Metron Technology N.V.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N5665B105

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5665B105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward D. Segal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,023,531

	6.	Shared Voting Power 129,528

	7.	Sole Dispositive Power 1,023,531

	8.	Shared Dispositive Power 129,528

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,059*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) IN

*   Includes 129,528 shares held by Segal Investments L.P., an investment partnership of which Mr. Segal is the Managing Partner, and 572,198 shares issuable pursuant to options exercisable within 60 days of December 31, 2003.  Mr. Segal disclaims beneficial ownership of the shares held by Segal Investments L.P.

Item 1.
	(a)	Name of Issuer Metron Technology N.V.
	(b)	Address of Issuer’s Principal Executive Offices 4425 Fortran Drive, San Jose, California 95134-2300

Item 2.
	(a)	Name of Person Filing Edward D. Segal
	(b)	Address of Principal Business Office or, if none, Residence 4425 Fortran Drive, San Jose, California 95134-2300
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Shares
	(e)	CUSIP Number N5665B105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,153,059

Includes 129,528 shares held by Segal Investments L.P., an investment partnership of which Mr. Segal is the Managing Partner, and 572,198 shares issuable pursuant to options exercisable within 60 days of December 31, 2003.  Mr. Segal disclaims beneficial ownership of the shares held by Segal Investments L.P.

(b) Percent of class: 9.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,023,531
(ii) Shared power to vote or to direct the vote 129,528
(iii) Sole power to dispose or to direct the disposition of 1,023,531
(iv) Shared power to dispose or to direct the disposition of 129,528
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2003
Date
/s/ Edward D. Segal
Signature
Edward D. Segal Chief Executive Officer
Name/Title